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EXHIBIT 21

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction of Incorporation
Dividend Capital Total Realty Operating Partnership LP	Delaware
DCTRT Real Estate Holdco LLC	Delaware
DCTRT Securities Holdco LLC	Delaware

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Subsidiaries of the Company